Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2022

GH RESEARCH PLC

Condensed consolidated interim statement of comprehensive income

		Three months ended March 31,
		2022	2021
	Note	$’000	$’000
Operating expenses
Research and development		(4,714)	(692)
General and administration		(3,292)	(448)
Loss from operations		(8,006)	(1,140)

Foreign currency translation differences		2,243	(9)

Loss before tax		(5,763)	(1,149)
Tax charge/(credit)		-	-
Loss for the period		(5,763)	(1,149)

Other comprehensive expense
Items that may be reclassified to profit or loss
Currency translation adjustment		(2,261)	(202)
Total comprehensive loss for the period		(8,024)	(1,351)

Attributable to owners:
Loss for the period		(5,763)	(1,149)
Comprehensive loss for the period		(2,261)	(202)

Loss per share
Basic and diluted loss per share (in USD)	10	(0.111)	(0.038)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

Condensed consolidated interim statement of financial position

		At March 31,	At December 31,
		2022	2021
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents		270,750	276,776
Other current assets	4	2,713	3,066
Total current assets		273,463	279,842
Non-current assets
Property, plant and equipment		81	82
Total non-current assets		81	82
Total assets		273,544	279,924

LIABILITIES AND EQUITY
Current liabilities
Trade payables	5	1,545	883
Other current liabilities	6	2,521	1,866
Total current liabilities		4,066	2,749
Total liabilities		4,066	2,749

Equity attributable to owners
Share capital		1,301	1,301
Additional paid-in capital		291,448	291,448
Other reserves		693	366
Foreign currency translation reserve		(8,164)	(5,903)
Accumulated deficit		(15,800)	(10,037)
Total equity		269,478	277,175
Total liabilities and equity		273,544	279,924

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

Condensed consolidated interim statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2021	871	5,430	-	200	(835)	5,666
Loss for the period	-	-	-	-	(1,149)	(1,149)
Translation adjustment	-	-	-	(202)	-	(202)
Total comprehensive loss for the period	-	-	-	(202)	(1,149)	(1,351)
At March 31, 2021	871	5,430	-	(2)	(1,984)	4,315

At January 1, 2022	1,301	291,448	366	(5,903)	(10,037)	277,175
Loss for the period	-	-	-	-	(5,763)	(5,763)
Translation adjustment	-	-	-	(2,261)	-	(2,261)
Total comprehensive loss for the period	-	-	-	(2,261)	(5,763)	(8,024)
Share-based compensation expense	-	-	327	-	-	327
Total transactions with owners	-	-	327	-	-	327
At March 31, 2022	1,301	291,448	693	(8,164)	(15,800)	269,478

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

Condensed consolidated interim statement of cash flows

	Three months ended March 31,
	2022	2021
	$’000	$’000
Cash flows from operating activities
Loss for the period	(5,763)	(1,149)
Depreciation	11	1
Share-based compensation expense	327	-
Foreign exchange translation differences	(2,243)	-
Movement in working capital	1,667	61
Cash flows used in operating activities	(6,001)	(1,087)
Finance expense paid	-	-
Net cash used in operating activities	(6,001)	(1,087)

Cash flows used in investing activities
Purchase of property, plant and equipment	(10)	(21)

Net decrease in cash	(6,011)	(1,108)
Cash at the beginning of the period	276,776	5,895
Impact of foreign exchange on cash	(15)	(211)
Cash at the end of the period	270,750	4,576

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at 28 Baggot Street Lower, Dublin 2, Ireland.

The Company and its subsidiary, GH Research Ireland Limited, (together the “Group” or “GH Research”) are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Its initial focus is on developing the novel and proprietary 5-MeO-DMT therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable 5-MeO-DMT product candidate, GH002, a proprietary injectable 5-MeO-DMT product candidate, and GH003, a proprietary intranasal 5-MeO-DMT product candidate.

These unaudited condensed consolidated interim financial statements were presented to the board of directors and approved by them for issue on May 18, 2022.

2.	Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards
The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These unaudited condensed consolidated interim financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency.

On May 27, 2021, as part of the corporate reorganization, all shareholders of GH Research Ireland Limited exchanged each of the shares held by them in GH Research Ireland Limited for shares of GH Research PLC of the same share classes with the same shareholders rights as the shares held by them in GH Research Ireland Limited, and as a result, GH Research Ireland Limited became a wholly-owned subsidiary of GH Research PLC. The financial information presented prior to the incorporation of GH Research PLC, including the comparative financial information for the period ending March 31, 2021, relate solely to GH Research Ireland Limited.

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2021, are expected to be filed with the Companies Registration Office by November 26, 2022.

New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2022, that are relevant to the Group and that have had any material impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant and are not listed here.

Going concern basis
GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation.

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding as of March 31, 2022. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of March 31, 2022, the Group’s cash amounted to $270.8 million (December 31, 2021: $276.8 million).

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(continued)

The board of directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its unaudited condensed consolidated interim financial statements.

Use of estimates and judgments
The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2021.

Significant Accounting policies
The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s most recent annual financial statements and have been applied consistently to all periods presented in the unaudited condensed consolidated interim financial statements.

Consolidation
The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiary, GH Research Ireland Limited. Subsidiaries are all entities over which the Company has control. Control is achieved when the Company has power over an entity, is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. All intercompany transactions have been eliminated.

Foreign currency translation
The functional currency of the Company is the U.S. dollar given it is listed on NASDAQ and its fundraising activities are in U.S. dollars. The functional currency of its subsidiary, GH Research Ireland Limited, is euro due to its expenses being mainly incurred in euro. These condensed consolidated interim financial statements are presented in U.S. dollar which is the Group’s presentation currency.

Items included in the financial statement of the Company’s subsidiary are measured using the currency of the primary economic environment in which the entity operates which is the euro.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the condensed consolidated interim statement of financial position date. The subsidiary is holding a U.S. cash balance and, as a result of the accounting treatment, when it is translated to euro in the subsidiary accounts, it results in a foreign currency translation difference in the income statement. On consolidation, the subsidiary’s assets and liabilities in foreign currencies are retranslated and the resulting foreign currency difference goes through the foreign currency translation reserve.

Cash and cash equivalents
Cash represents cash held on bank current accounts and is carried at amortized cost. The Company’s cash balance is maintained with well established, highly rated financial institutions. The majority of the cash balance is held in U.S. dollars.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(continued)

Property, plant and equipment
Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life

IT equipment	3 years
Office equipment	3 years
Medical equipment	2 years

Share-based compensation expense
The fair value of options granted under the share option plan is recognized as a share-based compensation expense with a corresponding increase in equity. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

Fair value estimation
At March 31, 2022, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:

-     Cash and cash equivalents
-     Other current assets
-     Trade payables and other current liabilities

Current and deferred income tax
The tax expense for the financial period comprises current and deferred tax. Tax is recognized in the condensed consolidated income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the related tax is recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date where the Group generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Taxes on income are accrued in the same financial period as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current financial period are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized. Deferred income tax assets from tax credit carry-forwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is chargeable.

The interim income tax expense is calculated based on the Company’s estimate of the weighted average effective annual income tax rate expected for the full year. The current and deferred income tax charge was $nil for the three months ended  March 31, 2022 and 2021 which is in line with the Company’s estimate for the full year.

Segment reporting
Management considers the Group to have only a single segment: Research and Development (“R&D”). This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(continued)

3.	Expenses by nature

The following table provides the consolidated statement of comprehensive income classification of our expense by nature:

	Three months ended March 31,
	2022	2021
	$’000	$’000
External costs[1]	3,916	588
Employee expenses[2]	798	104
Total research and development expenses	4,714	692

External costs[1]	2,752	343
Employee expenses[2]	540	105
Total general and administrative expenses	3,292	448
Total operating expenses	8,006	1,140

1Includes depreciation expense.
2Includes share-based compensation expense.

The increase in research and development expenses in the three months ended 31 March 2022, is primarily due to increased external costs relating to our technical development and clinical trial activity and employee expenses relating to the hiring of personnel in our research and development team to support the requirements of increased clinical activities.

The increase in general and administrative expenses in the three months ended 31 March 2022, is primarily due to higher legal, professional and compliance fees as we continue to expand our business and increased employee expenses in our general and administrative functions to support our growth initiatives.

4.	Other current assets
Other current assets primarily represent prepayments and VAT receivable.

5.	Trade payables
Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and legal and professional fees, which have been billed and are outstanding at the end of the period. Trade payables are due to be settled at different times within 12 months.

6.	Other current liabilities
Other current liabilities primarily represent amounts accrued for the provision of manufacturing, research and consulting services and legal and professional fees.

7.	Contingent liabilities
The Group has no material contingencies at the balance sheet date.

8.	Share based compensation

Share Options
In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company has reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which include ordinary shares pursuant to share-based equity awards issued to date. As of March 31, 2022, the Company has 972,175 ordinary shares available for the future issuance of share-based equity awards.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(continued)

Under the Share Option Plan, any director (including directors and directors of any other member of the Group who are not active employees of the Company or any other company that is a member of the Group) or employee of a member of the group or key consultant is eligible to be nominated by the remuneration committee to receive options.

The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years in addition to a 2 year service condition. The contractual term (expiration) of each share option award granted is eight years from the date of grant.

Under the grant, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of comprehensive income and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim statement of financial position.

During the three months ended March 31, 2022, the Company granted the option to purchase 73,372 ordinary shares to employees which were in line with the general terms of the Share Option Plan as described above.

The following table summarizes the share option awards outstanding as of March 31, 2022:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2021	15.80	157,187	7.62
Granted	20.26	73,372	7.80
At March 31, 2022	18.50	230,559	7.51

None of the awards outstanding as of March 31, 2022 were exercisable and they expire through 2030. As of March 31, 2022, 7,296 awards are vested and generally subject to a 2 year service condition.

The weighted average grant date fair value of awards granted during the three months ended March 31, 2022 was $13.13 per award.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

GH RESEARCH PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(continued)

The fair values of the options granted during the three months ended March 31, 2022 were determined on the date of the grant using the following assumptions:

Three months ended March 31, 2022
Share price, in USD	15.71-18.32
Strike price, in USD (weighted average)	20.26
Expected volatility	89% - 90%
Award life (weighted average)	6
Risk-free interest rate	1.74% - 1.87%

The expected volatility was based on selected volatility determined by median values observed among other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the eight-year life after which, when making the grant, the Company expected on average that participants would exercise their options.

As of March 31, 2022, the amount recorded as an increase to Other Reserves within equity on the unaudited condensed consolidated interim statement of financial position of the Share Option Plan was $693 thousand. The amount of expense for all awards recognized for services received during the three months ended March 31, 2022 was $327 thousand (2021: $nil).

9.	Related party disclosures
There have been no transactions in the three months ended March 31, 2022 and ended March 31, 2021 with related parties that had a material effect on the financial position or performance of the Group.

10.	Loss per share
The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period as follows:

	Three months ended March 31,
	2022	2021
Loss attributable to shareholders (in $’000)	(5,763)	(1,149)
Weighted average number of shares in issue(1)	52,020,849	30,369,232
Basic and diluted loss per share (in USD) (2)	(0.111)	(0.038)

(1) Share data for the period ended March 31, 2021 has been revised to give effect to the share conversion and share consolidation. This is explained further in the most recently filed annual report on Form 20-F for the year-ended December 31, 2021.

(2) Ordinary and preferred shares as of March 31, 2021 have been treated as a single class for the purpose of calculating loss per share as they contractually shared equally in the profits and losses of the entity.

For the three months ended March 31, 2022 and 2021, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

11.	Events after the reporting date
There were no events after the reporting date requiring disclosure in these condensed consolidated interim financial statements.